Check One: ☐ Form 10-K ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 Commission File No. NOTIFICATION OF LATE FILING
For Period Ended: December 31, 2007

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

Part I. Registrant Information

ViryaNet Limited

Full name of Resistant:

NA

Former name if applicable:

8 HaMarpe St., Har Hotzvim, P.O. Box 45041, Jerusalem 91450, Israel

Address of principal executive offices:

(508) 490-8600

Issuer’s telephone number:

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is currently still finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and is unable to file its Annual Report by the prescribed date of June 30, 2008.

Part IV. Other information

(1)	Name and telephone number of person to contact in regard to this notification: Memy Ish-Shalom, Chief Executive Officer, (508) 490-5907

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report? ☐ Yes ☒ No

If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VIRYANET LIMITED

             (Name of registrant in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 30, 2008	By:	/s/ Memy Ish-Shalom
Memy Ish-Shalom, Chief Executive Officer

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